UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

(Commission File No. 001-35446)

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Annexed hereto and incorporated herein by reference are copies of the following items:

1.                   Novadaq Technologies Inc. (the “Registrant”) Notice of Meeting and Management Information Circular, dated July 6, 2017, being mailed to the shareholders of the Registrant in connection with a special meeting of the Registrant’s shareholders, which is scheduled to be held on August 4, 2017 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.                   Shareholder Letter of Transmittal and Election Form, annexed as Exhibit 99.2 hereto.

3.                   Election Form for holders of Options, RSUs and DSUs, annexed as Exhibit 99.3 hereto.

4.                   Form of Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting, annexed as Exhibit 99.4 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC.
(Registrant)

By:	/s/ Roger Deck
Name:	Roger Deck
Title:	Chief Financial Officer

Date: July 12, 2017

EXHIBIT INDEX

Exhibit	Description
99.1.

Novadaq Technologies Inc. (the “Registrant”) Notice of Meeting and Management Information Circular, dated July 6, 2017, being mailed to the shareholders of the Registrant in connection with a special meeting of the Registrant’s shareholders, which is scheduled to be held on August 4, 2017 (the “Meeting”).

99.2.	Shareholder Letter of Transmittal and Election Form.

99.3.	Election Form for holders of Options, RSUs and DSUs.

99.4.	Form of Proxy Card being mailed to shareholders of the Registrant for use in connection with the Meeting.